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                          [J-COM BROADBAND LETTERHEAD]



VIA EDGAR


November 8, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


Attn:          Mr. David T. Mittleman, Esq.
               Division of Corporation Finance


Re:            Jupiter Telecommunications Co., Ltd.
               Registration Statement on Form F-1 (File No. 333-49502) Application to Withdraw Registration Statement


Dear Mr. Mittleman:

               Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Jupiter Telecommunications Co., Ltd. (the "Company") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form F-1, together with all exhibits thereto, Commission File No. 333-49502 (collectively, the "Registration Statement"). The Registration Statement was publicly filed with the Securities and Exchange Commission on November 8, 2000.

               Given current market conditions, the Company has decided not to proceed with a public offering in the United States at this time. No securities were sold under the Registration Statement.

               Please direct any questions or comments with respect to this application to the Company's U.S. counsel, Latham & Watkins, to the attention of
J. Scott Hodgkins at (213) 485-1234.


                                            Yours truly,


                                            /s/ TSUNETOSHI ISHIBASHI
                                                --------------------------------

                                            Tsunetoshi Ishibashi
                                            Chairman and Chief Executive Officer


cc:  J. Scott Hodgkins, Latham & Watkins